UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: September 2017

Commission File Number: 333-219678

MICRO FOCUS INTERNATIONAL PLC
(Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 10-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS1

[Include a brief description of material event or brief summary of the document being uploaded, if any.]

Exhibit No.	Exhibit Description
99.1	Capital Markets Day dated 07 September 2017

7 September 2017

Micro Focus International plc

Capital Markets Day

Micro Focus International plc (LSE: MCRO.L, NYSE: MFGP), the global enterprise software product group, is hosting a Capital Markets Day for analysts and investors in London this afternoon.

The presentations will cover the enlarged company's industrial strategy and customer propositions, and outline the product portfolio to explain key product areas and the markets they address. There will be no new material financial disclosure and access to the event will not be possible without pre-registration.

A live audiocast and recording will be available at https://investors.microfocus.com/, during and after the event.

HPE Software Q3 results and full year guidance, announced on 6 September 2017, can be found at http://investors.hpe.com/financial

-ends-

For further information please contact:

Micro Focus International plc
Mike Phillips (Chief Financial Officer)
Tim Brill (Director, Corporate Communications & IR)
+44 16 3556 5605

Powerscourt (PR adviser)
Juliet Callaghan
Simon Compton
+44 20 7250 1446

About Micro Focus

Micro Focus is a leading global enterprise software company uniquely positioned to help customers extend existing investments while embracing new technologies in a world of Hybrid IT. Micro Focus' Product Portfolios are Micro Focus and SUSE.

Providing customers with a world-class portfolio of enterprise-grade scalable solutions with analytics built-in, Micro Focus delivers customer-centred innovation across DevOps, Hybrid IT, Security and Risk Management, and Predictive Analytics. For more information visit www.microfocus.com.

 SUSE, a pioneer in Open Source software, provides reliable, interoperable Linux, cloud infrastructure and storage solutions that give enterprises greater control and flexibility. For more information, visit: www.SUSE.com.

 1
NTD: The Company must promptly file current reports on Form 6-K furnishing any of the following information:
●
material non-public information that was made public under English law;
●
information that was filed with and made public by on the London Stock Exchange on which the Company’s securities are listed; and
●
information that was distributed or required to be distributed to security holders.

Examples of information or events required to be filed on Form 6-K include: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the Company deems of material importance to security holders. See also “Micro Focus - Now You Are Public Memorandum” dated April 20, 2017 for more information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:
07 September 2017

Micro Focus International plc

By:	/s/ Mike Phillips
Name:	Mike Phillips
Title:	Chief Financial Officer